SECURITI  SION

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SEC Mail Processing Section

AUG 29 2012

Washington DC 405

SEC FILE NUMBER
8 – 51966

9/13/13

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2011 (MM/DD/YY) AND ENDING JUNE 30, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

VISION BROKERAGE SERVICES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 HIGH RIDGE PARK, SUITE 100
(No. And Street)

STAMFORD,	CT	06905
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HOWARD ROTHMAN (212) 859-0300
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 WEST 37TH STREET 4TH FLOOR	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HOWARD ROTHMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VISION BROKERAGE SERVICES, LLC., as of JUNE 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

MANAGING MEMBER

Title



Notary Public

LISA M. SNYDERMAN
NOTARY PUBLIC
MY COMMISSION EXPIRES MAY 31, 2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VISION BROKERAGE SERVICES, L.L.C.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2012

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

VISION BROKERAGE SERVICES, L.L.C.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2012

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITOR'S REPORT

To the Members of
Vision Brokerage Services, L.L.C.:

We have audited the accompanying statement of financial condition of Vision Brokerage Services, L.L.C. (the "Company") as of June 30, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Vision Brokerage Services, L.L.C. as of June 30, 2012 in conformity with accounting principles generally accepted in the United States of America.



New York, New York
August 23, 2012

VISION BROKERAGE SERVICES, L.L.C.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2012

ASSETS

Cash and cash equivalents	$ 1,109,873
Due from broker	125,961
Prepaid expenses	23,155
Other receivables	17,782
TOTAL ASSETS	$ 1,276,771

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Accounts payable and accrued expenses	$ 9,612
Commissions payable	86,342
Due to affiliate	27,000
Total liabilities	122,954
Members' Capital:	
Class A	840,323
Class B	313,494
Total members' capital	1,153,817
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 1,276,771

The accompanying notes are an integral part of this financial statement.

VISION BROKERAGE SERVICES, L.L.C.
NOTES TO FINANCIAL STATEMENT
JUNE 30, 2012

NOTE 1 - ORGANIZATION

Vision Brokerage Services, L.L.C. (the "Company") was organized in the State of New York on July 15, 1999. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), the Municipal Securities Rulemaking Board (the "MSRB") and the Securities Investor Protection Corporation ("SIPC"). Also, the Company is registered to conduct securities business in all fifty states and Puerto Rico. The Company does not hold funds or securities for, or owe funds or securities to, customers. Any funds or securities received by the Company are promptly transmitted to its clearing broker.

The Company executes all of its customer trades through one (1) New York Stock Exchange member firm and one (1) Chicago Board of Options Exchange member firm as an introducing broker that earns commissions on its introduced customers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than three months and money market funds that are not held for sale in the ordinary course of business. The Company maintains its cash and cash equivalents at highly accredited financial institutions with balances that, at times, may exceed federally insured limits.

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities and the related revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

The Company records securities transactions and commission revenue and related expenses on a settlement-date basis. The difference between settlement date and trade-date commissions was not material at June 30, 2012.

No provision for federal and state income taxes has been made since the Company is not a taxable entity. The members are individually liable for the taxes on their share of the Company's income. However, the Company does file tax returns and the 2009, 2010 and 2011 returns remain subject to examination by taxing authorities. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820 Fair Value Measurement and Disclosure bears no material effect on the financial statements as presented.

NOTE 3 - DUE FROM BROKERS

For the year ended June 30, 2012, the Company cleared its introduced customers' transactions through Vision Financial Markets LLC, an affiliated entity and clearing broker, pursuant to a clearing agreement. The amount shown on the statement of financial condition as due from broker consists of the following at June 30, 2012:

Net commissions receivable	$ 100,377
Good faith deposits	25,584
Total	$ 125,961

The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's introduced customers to satisfy their obligations in connection with their delivery versus payment for securities transactions.

As of June 30, 2012, there were no customer accounts with deficiencies that presented any significant risks.

NOTE 4 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC, which requires the maintenance of minimum net capital, as defined. At June 30, 2012, the Company had net capital of $1,098,959 which was $998,959 in excess of its minimum requirement of $100,000.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company entered into an expense sharing agreement with an affiliate that provides for payment to the affiliate for certain personnel services, sundries, occupancy and related costs ("Services and Facilities"). The Company and affiliate established a reasonable basis in determining the amount to be paid to the affiliate for Services and Facilities. The agreement provides for adjusting the amount to be paid at each anniversary of the agreement. Currently, the amount paid by the Company to the affiliate is $9,000 per month for Services and Facilities.

The Company has a revenue sharing agreement with an affiliate that provides for payment to the Company of a portion of the wrap fees charged by the affiliate to the introduced customers of the Company. For the year ended June 30, 2012, the Company earned $34,608 of wrap fee income under the agreement which is reported in commission income on the statement of income. At June 30, 2012, the Company was owed $17,782 from the affiliate under the agreement which is reported on the statement of financial condition as other receivables.

NOTE 5 - RELATED PARTY TRANSACTIONS (continued)

In July 2008, the Company entered into a clearing agreement with Vision Financial Markets LLC ("VFM"), an affiliated company, whereby the Company introduces its customers' to be carried, cleared and settled by VFM. For the year ended June 30, 2012, the Company earned $986,723 in net commissions through customer transactions introduced to VFM.

NOTE 6 - SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

As of June 30, 2012, there were no customer accounts having debit balances which presented any significant risks nor was there any significant exposure with any other transaction conducted with any other broker.

NOTE 7 - COMMITMENTS, CONTINGENCIES AND GUARANTEES

The Company had no lease or equipment rental commitments, no contingent liabilities, and had issued no guarantees at December 31, 2011.

In the normal course of business, the Company is subject to various lawsuits, including civil litigation, arbitration and reparation proceedings relating to its introduced customers' activities. Management is of the opinion that the ultimate liability, if any, resulting from any pending actions or proceedings will not have a material effect on the financial position or results of operations of the Company.

NOTE 8 - SUBSEQUENT EVENTS

Subsequent events have been evaluated through August 23, 2012, which is the date the financial statements were available to be issued, and no events have been identified which require disclosure.